                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*
                               (Amendment No. 3)



                                  LESCO, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, without par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   526872106
        ---------------------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:
                                  Bob Barrett
                     J O Hambro Capital Management Limited
                                  Ryder Court
                                14 Ryder Street
                           London SWIA 6QB, England

                              011-44-207-747-5640

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 23, 1001

-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                      --------------------
CUSIP No. 526872106              SCHEDULE 13D              Page 2 of 38 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      J O Hambro Capital Management Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,497,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,497,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,497,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

--------------------                                      --------------------
CUSIP No. 526872106              SCHEDULE 13D              Page 3 of 38 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management Group Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,497,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,497,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,497,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

--------------------                                      --------------------
CUSIP No. 526872106              SCHEDULE 13D              Page 4 of 38 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Growth Financial Services Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             750,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          750,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      750,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

--------------------                                      --------------------
CUSIP No. 526872106              SCHEDULE 13D              Page 5 of 38 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      North Alantic Smaller Companies Investment Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             750,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          750,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      750,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

--------------------                                      --------------------
CUSIP No. 526872106              SCHEDULE 13D              Page 6 of 38 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      American Opportunity Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             125,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          125,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      125,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

--------------------                                      --------------------
CUSIP No. 526872106              SCHEDULE 13D              Page 7 of 38 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Christopher Harwood Bernard Mills
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,497,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,497,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,497,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

--------------------                                      --------------------
CUSIP No. 526872106              SCHEDULE 13D              Page 8 of 38 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Oryx International Growth Fund Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Guernsey (Channel Islands)
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             100,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      100,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

--------------------                                      --------------------
CUSIP No. 526872106              SCHEDULE 13D              Page 9 of 38 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Consulta (Channel Islands) Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Guernsey (Channel Islands)
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             100,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      100,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

--------------------                                     ---------------------
CUSIP No. 526872106              SCHEDULE 13D             Page 10 of 38 Pages
--------------------                                     ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Trident North Atlantic Fund
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             230,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          230,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      230,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

Item 1.   Security Issuer.

          This amendment No. 3 to the Statement on Schedule 13D (the "Amendment") is filed on behalf of the parties to the Joint Filing Agreement (the "Filing Parties"), dated as of April 3, 2000, as previously filed with the Securities and Exchange Commission (the "SEC"). This Amendment amends Items 1 through 3 and Item 5 of the Statement on Schedule 13D (the "Statement") filed on April 4, 2000 with the SEC by certain of the Filing Parties, as amended by Amendment No. 1 filed with the SEC on May 4, 2000, as amended by Amendment No. 2 filed with the SEC on January 26, 2001.

          The class of equity securities to which this Statement relates is the Common Stock, without par value (the "Common Stock") of Lesco, Inc., an Ohio corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20005 Lake Road, Rocky River, OH 44116.

Item 2.   Identity and Background.

        2 (a-c,f).

        I.   Filing Parties:
             --------------

        This Statement is filed on behalf of the following nine Filing Parties:

1. J O Hambro Capital Management Group Limited ("Group"), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. Group functions as the ultimate holding company for J O Hambro
        Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to Oryx as well as private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management, Oryx and Trident North Atlantic, and as co-investment adviser to NASCIT. Mr. Mills is also a member of the Board of Directors of the Issuer.

4. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England.

                                                             Page 11 of 38 Pages

        GFS has undertaken to provide the services of Christopher Mills to NASCIT.

5. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

6. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

7. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro Capital Management and Consulta serve as investment advisers to Oryx.

8. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager of Oryx.

9. Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated Mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

                                                             Page 12 of 38 Pages

II.     Control Relationships:
        ---------------------

        J O Hambro Capital Management Limited is a wholly-owned subsidiary of J O Hambro Capital Management Group Limited.

        Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and Trident North Atlantic and as executive director of NASCIT and American Opportunity Trust.

III.    Executive Officers and Directors:
        --------------------------------

        In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

        (d)   Criminal Proceedings
              --------------------

        During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   Civil Securities Law Proceedings
              --------------------------------

        During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

        The amount of funds used to date to acquire the Shares is approximately $23,216,792 (exclusive of brokerage fees and commissions).

Item 4.     Purpose of Transaction.

        The Filing Parties acquired their holdings of the common Stock because they believed that the Common Stock represented a favorable investment opportunity. The Filing Parties

                                                             Page 13 of 38 Pages
believe that the current market valuation of the Common Stock does not fully reflect the inherent value of the Company's business. Furthermore, the Filing Parties have come to believe that the Board of Directors (the "Board") should consider thoroughly, potential opportunities to enhance shareholder value through, among other options, a business combination or sale of the Company or its assets.

        The Filing Parties have no present intention, plans or proposals to change the existing senior management or the Board of the Company, or to effect, among other things, a business combination or sale of the Company or its assets. The Filing Parties will, from time to time, revisit the purpose of their investment in the Company. If, in the estimation of the Filing Parties, the divergence between the market valuation of the common Stock and the inherent value of the Company's business persists, the Filing Parties may take such action as they believe is necessary to preserve and enhance shareholder value, including taking such actions as may be necessary to effectuate an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company. Accordingly, future acquisitions of the Company's common stock may be for the purpose of, among other things, effecting an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company.

Item 5.   Interest in Securities of the Issuer.

        (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                  Number of    Number of
                                  Number of       Shares:      Shares: Sole
                      Aggregate   Shares: Sole    Shared       or Shared
Filing                Number of   Power to        Power to     Power to       Approximate
Party                 Shares:     Vote            Vote         Dispose        Percentage*
--------------------  ---------   ------------    ---------    -------------  -----------
Group                 1,497,000              0    1,497,000        1,497,000         17.5%

J O Hambro            1,497,000              0    1,497,000        1,497,000         17.5%
Capital
Management

Christopher H.B.      1,497,000              0    1,497,000        1,497,000         17.5%
Mills

American                125,000              0      125,000          125,000          1.5%
Opportunity Trust
-----------------------------------------------------------------------------------------

                                                             Page 14 of 38 Pages

GFS                     750,000              0      750,000          750,000          8.8%

NASCIT                  750,000              0      750,000          750,000          8.8%

Oryx                    100,000              0      100,000          100,000          1.2%

Consulta                100,000              0      100,000          100,000          1.2%

Trident North           230,000              0      230,000          230,000          2.7%
Atlantic


---------------------------------------------------------------------------------------------

     * Based on 8,559,760 shares of Common Stock, without par value, outstanding as of August 10, 2001, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                           No. of   Price
Date               Filing Party            Shares   (US$)    Broker
--------  -------------------------------  ------  -------  --------
08/15/01  J O Hambro Capital Management     2,000  $10.54   Wachovia

08/15/01  Trident North Atlantic            8,000  $10.54   Wachovia

08/16/01  J O Hambro Capital Management    10,500  $10.88   Wachovia

08/16/01  Trident North Atlantic           28,000  $10.88   Wachovia

08/21/01  Trident North Atlantic           12,000  $11.00   Wachovia

08/22/01  Trident North Atlantic           13,000  $11.00   Wachovia

08/23/01  Trident North Atlantic           19,000  $11.00   Wachovia


     All of the above transactions were effected in the open market and were purchases.

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

                                                             Page 15 of 38 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

        As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

        As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2001



                           J O HAMBRO CAPITAL MANAGEMENT LIMITED


                           By: /s/ R.G. Barrett
                              -------------------------------------------------
                              Name: R.G. Barrett
                              Title:   Director
                              Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement, as previously filed.

                                  Schedule A



The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("Group") as of the date hereof.

Name:                                 James Daryl Hambro
                                      (Chairman)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Chairman, J O Hambro Capital Management
                                      Limited


Name:                                 Christopher Harwood Bernard Mills
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT
                                      Executive Director, American Opportunity Trust
                                      Director, J O Hambro Capital Management Limited


Name:                                 Nichola Pease
                                      (Director and Chief Executive)

Citizenship:                          British

                                                             Page 18 of 38 Pages

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director and Chief Executive, J O Hambro
                                      Capital Management Limited

Name:                                 Basil Postan
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management Limited


Name:                                 Malcolm Robert King
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management Limited

Name:                                 Graham Warner
                                      (Director)

Citizenship:                          British

                                                             Page 19 of 38 Pages

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management Limited

Name:                                 Robert George Barrett
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management Limited

Name:                                 Nicholas Measham
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management Limited



                                                             Page 20 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                                 James Daryl Hambro
                                      (Managing Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Managing Director, J O Hambro Capital
                                      Management Limited


Name:                                 Christopher Harwood Bernard Mills
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT
                                      Executive Director, American Opportunity Trust
                                      Director, J O Hambro Capital Management

Name:                                 Malcolm Robert King
                                      (Director)

Citizenship:                          British

                                                             Page 21 of 38 Pages

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management


Name:                                 Nichola Pease
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director and Chief Executive, J O Hambro
                                      Capital Management


Name:                                 Basil Postan
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England
Principal Occupation:                 Director, J O Hambro Capital Management


Name:                                 Robert George Barrett
                                      (Director)

Citizenship:                          British

                                                             Page 22 of 38 Pages

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Name:                                 Nicholas Measham

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management

                                                             Page 23 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.


Name:                                 Christopher Harwood Bernard Mills
                                      (Executive Director)

Citizenship:                          British

Business Address:                     North Atlantic Smaller Companies
                                      Investment Trust plc
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT
                                      Executive Director, American Opportunity
                                      Trust plc
                                      Director, J O Hambro Capital Management


Name:                                 Enrique Foster Gittes
                                      (Chairman)

Citizenship:                          USA

Residence:                            4 East 82nd Street
                                      New York, New York 10028
                                      USA

Principal Occupation:                 Director, NASCIT


Name:                                 Brian Roger Adams

Citizenship:                          British

Residence:                            Hill House
                                      Church Lane
                                      Debden, NR. Saffron Walden
                                      Essex CB11 3LD

                                                             Page 24 of 38 Pages

Principal Occupation                  Director, NASCIT


Name:                                 Robert D. Power
                                      (Director)

Citizenship:                          British

Business Address:                     115 East 90th Street
                                      New York, New York 10022
                                      USA

Principal Occupation:                 Non-executive director


Name:                                 The Hon. Peregrine D E M Moncreiffe
                                      (Director)

Citizenship:                          British

Business Address:                     Easter Moncreiffe
                                      Bridge of Earn
                                      Perthshire
                                      Scotland
                                      PH2 8 QA

Principal Occupation:                 Non-executive director

_______________________

     /1/ Bear Stearns Co. Inc. principally engages in the brokerage business.

                                                             Page 25 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                                 Christopher Harwood Bernard Mills/2/
                                      (Director)

Citizenship:                          British

Business Address:                     Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT
                                      Executive Director, American Opportunity
                                      Trust
                                      Director, J O Hambro Capital Management

Name:                                 Ivan Alexander Shenkman
                                      (Director)

Citizenship:                          British

Residence:                            34 Royal Crescent, London W11
                                      England

Principal Occupation:                 Consultant

_______________________

     /2/ GFS is controlled by Christopher Mills who owns 99% of the share capital.

                                                             Page 26 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                                 R. Alexander Hammond-Chambers
                                      (Chairman)

Citizenship:                          British

Business Address:                     29 Rutland Square
                                      Edinburgh
                                      EH1 2BW

Principal Occupation:                 Non-executive director


Name:                                 Christopher Harwood Bernard Mills

Citizenship:                          British

Business Address:                     Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, American Opportunity
                                      Trust
                                      Executive Director, NASCIT
                                      Director, J O Hambro Capital Management

Name:                                 John Gildea
                                      (Director)

Citizenship:                          USA

Business Address:                     Gildea Management Company/3/
                                      115 East Putnam Avenue
                                      3rd Floor
                                      Greenwich, Connecticut 06830

______________________

     /3/ Gildea Management Company is principally engaged in the investment management business.

                                                             Page 27 of 38 Pages

Principal Occupation:                 President, Gildea Management Company

Name:                                 The Hon. James J. Nelson
                                      (Director)

Citizenship:                          British

Business Address:                     Foreign & Colonial Ventures/4/
                                      4th Floor
                                      Berkeley Square House
                                      Berkeley Square
                                      London W1X 5PA
                                      England

Principal Occupation:                 Director, Foreign & Colonial Ventures

Name:                                 Iain Tulloch
                                      (Director)

Citizenship:                          British

Business Address:                     Murray Johnstone Ltd./5/
                                      7 West Nile Street
                                      Glasgow G2 2PX
                                      Scotland

Principal Occupation:                 Director, Murray Johnstone Ltd.

Name:                                 Philip Ehrman
                                      (Director)

Citizenship:                          British



__________________

     /4/ Foreign & Colonial Ventures is principally engaged in the investment management business.

    /5/ Murray Johnstone Ltd. is principally engaged in the investment management business.

                                                             Page 28 of 38 Pages

Business Address:                     Gartmore Investment Management Ltd./6/
                                      Gartmore House
                                      16-18 Monument Street
                                      London EC3R 8AJ
                                      England

Principal Occupation:                 Investment Manager, Gartmore Investment
                                      Management Ltd.




_________________

     /6/ Gartmore Investment Management Limited is principally engaged in the investment management business.

                                                             Page 29 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.

Name:                                 Nigel Kenneth Cayzer
                                      (Chairman)

Citizenship:                          British

Business Address:                     Kinpurnie Estate
                                      Smiddy Road
                                      Newtyle
                                      Perthshire
                                      PH12 8TB

Principal Occupation:                 Non-executive director

Name:                                 His Excellency Salim Hassan Macki
                                      (Director)

Citizenship:                          Omani

Business Address:                     P.O. Box 4160
                                      Postal Code 112
                                      Ruwi
                                      Sultanate of Oman

Principal Occupation:                 Non-executive director

Name:                                 Patrick John McAfee
                                      (Director)

Citizenship:                          British

                                                             Page 30 of 38 Pages

Business Address:               Deutche, Morgan Grenfell/7/
                                4 Eagle Valley
                                Power Court
                                Ennis Kerry County
                                Wicklow
                                Ireland

Principal Occupation:           Company Director

Name:                           Christopher Harwood Bernard Mills
                                (Director)

Citizenship:                    British

Business Address:               Ryder Court
                                14 Ryder Street
                                London SW1Y 6QB
                                England
Principal Occupation:           Executive Director, NASCIT
                                Executive Director, American Opportunity Trust
                                Director, J O Hambro & Partners
                                Director, Oryx

Name:                           Harald Lungershausen
                                (Director)

Citizenship:                    German

Business Address:               Seestrasse 240
                                P.O. Box 0802
                                Kilchberg
                                Zurich
                                Switzerland

Principal Occupation:           Company Director



________________

     /7/ Deutche, Morgan Grenfell is a merchant bank.

                                                             Page 31 of 38 Pages

Name:                                 Mohamed Hassan Ghurlam Habib
                                      (Director)

Citizenship:                          Omani

Business Address:                     Oman National Insurance Company/8/
                                      PO Box 2254
                                      Postal Code 112
                                      Ruwi
                                      Sultanate of Oman

Principal Occupation:                 Chief Executive, Oman National Insurance
                                      Company, SAOG


Name:                                 Rupert Arthur Rees Evans
                                      (Director)

Citizenship:                          British

Business Address:                     Ozannes/9/
                                      PO Box 186
                                      1 Le Marchant Street
                                      St. Peter Port
                                      Guernsey
                                      Channel Islands

Principal Occupation:                 Guernsey Advocate
                                      Partner, Ozanne van Leuven Perrot & Evans

Name:                                 Hussan Al Nowais

Citizenship:                          United Arab Emirates

Business Address:                     Emirate Holdings
                                      P.O. Box 984
                                      Abu Dhabi
                                      United Arab Emirates


________________

     /8/ Oman National Insurance Company is principally engaged in the insurance business.
     /9/ Ozannes is a law firm.

                                                             Page 32 of 38 Pages

Principal Occupation:                 Chairman and Managing Director, Emirate
                                      Holdings

                                                             Page 33 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.


Name:                                 Gary Michael Brass
                                      (Director)

Citizenship:                          British

Business Address:                     20 St. James's Street
                                      London SW1A 1ES
                                      England

Principal Occupation:                 Managing Director, Consulta

Name:                                 Jeremy Caplan
                                      (Director)

Citizenship:                          British

Business Address:                     1 Britannia Place
                                      Bath Street
                                      St. Helier
                                      Jersey

Principal Occupation:                 English Solicitor

Name:                                 Barry Carroll
                                      (Director)

Citizenship:                          British

Business Address:                     Management International (Guernsey) Limited/10/
                                      Bermuda House
                                      St. Julian's Avenue
                                      St. Peter Port
                                      Guernsey

_________________

     Management International (Guernsey) Limited is principally engaged in the investment management business.

                                                             Page 34 of 38 Pages

Principal Occupation:                 Managing Director
                                      Management International (Guernsey) Limited

Name:                                 Rupert Arthur Rees Evans
                                      (Director)

Citizenship:                          British

Business Address:                     P.O. Box 186
                                      1 Le Marchant Street
                                      St. Peter Port
                                      Guernsey

Principal Occupation:                 Guernsey Advocate
                                      Partner, Ozanne van Leuven
                                      Perrot & Evans

                                                             Page 35 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited, the parent of Consulta (Channel Islands) Limited.

Name:                                 Harald Alejandro Lamotte
                                      (Director)

Citizenship:                          British

Business Address:                     20 St. James's Street
                                      London SW1A 1ES
                                      England

Principal Occupation:                 Investment Fund Manager,
                                      Consulta Limited

Name:                                 Gary Michael Brass
                                      (Director)

Citizenship:                          British

Business Address:                     20 St. James's Street
                                      London SW1A 1ES
                                      England

Principal Occupation:                 Investment Fund Manager,
                                      Consulta Limited

Name:                                 Paul David Ashburner Nix
                                      (Director)

Citizenship:                          British

Business Address:                     20 St. James's Street
                                      London SW1A 1ES

Principal Occupation:                 Investment Fund Manager
                                      Consulta Limited

                                                             Page 36 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                                 Niamh Meenan
                                      (Director)

Citizenship:                          Irish

Business Address:                     RSM Robson Rhodes
                                      Fitzwilton House
                                      Wilton Place
                                      Dublin 2

Principal Occupation:                 Senior Manager, RSM Robson Rhodes

Name:                                 Christopher Harwood Bernard Mills
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT
                                      Executive Director, American Opportunity
                                      Trust Director, J O Hambro Capital
                                      Management Limited

Name:                                 David Sargison
                                      (Director)

Citizenship:                          British

Business Address:                     Caledonian Bank & Trust Limited
                                      Caledonian House
                                      George Town, Grand Cayman
                                      Cayman Islands

                                                             Page 37 of 38 Pages

Principal Occupation:                 Managing Director, Caledonian Bank & Trust
                                      Limited

                                                             Page 38 of 38 Pages